United States securities and exchange commission logo





                           October 26, 2020

       Michael Gershon
       Chief Legal Officer
       HF Enterprises Inc.
       4800 Montgomery Lane
       Suite 210
       Bethesda, MD 20814

                                                        Re: HF Enterprises Inc.
                                                            Amendment No. 3 to
Form S-1
                                                            Filed October 15,
2020
                                                            File No. 333-235693

       Dear Mr. Gershon:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

       Form S-1/A filed October 15, 2020

       Report of Independent Registered Public Accounting Firm, page F-40

   1.                                                   We note on page F-80
that the subsequent events relating to the changes in the Company   s
                                                        ownership of Alset
International occurred after the date of the auditors    report. Please
                                                        have your auditors
explain to us how they considered the date of these subsequent events in dating their report.
Refer to AS 3110.04 of the standards of the PCAOB.
 Michael Gershon
HF Enterprises Inc.
October 26, 2020
Page 2

       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Gershon
                                                          Division of
Corporation Finance
Comapany NameHF Enterprises Inc.
                                                          Office of Real Estate
& Construction
October 26, 2020 Page 2
cc:       Darrin M. Ocasio, Esq.
FirstName LastName